UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62327 / June 21, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13793

In the Matter of
 	
U.S. Biomedical Corp.
  (f/k/a United Textiles & Toys, Inc.),
U.S. Environmental Solutions, Inc.
  (n/k/a EnviroResolutions, Inc.),
USA Bridge Construction of N.Y., Inc.,
USA Broadband, Inc.,
USA Uranium Corp., and
Utopia Marketing, Inc.
  (n/k/a Daytonabrands, Inc.),
 	
  Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO USA URANIUM CORP.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by USA Uranium Corp. ("USA Uranium" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 26, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to USA Uranium Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1. USA Uranium (CIK No. 1161135) is a Nevada corporation located in Las Vegas, Nevada. At all times relevant to this proceeding, the securities of USA Uranium have been registered with the Commission under Exchange Act Section 12(g). As of February 22, 2010, USA Uranium's stock (symbol "USAU") was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2. USA Uranium has failed to comply with Exchange Act Section 13(a), and Rules 13a-1 and 13a-13 thereunder, because it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended February 29, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                               Elizabeth M. Murphy
                                               Secretary

---

[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.